UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59899 / May 12, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13384

In the Matter of **Core Technologies Pennsylvania, Inc.,** **First Central Financial Corp.,** **Imark Technologies, Inc.,** **Molten Metal Technology, Inc., and** **MRS Technology, Inc.,** 　　　　**Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO FIRST CENTRAL FINANCIAL CORP.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by First Central Financial Corp. ("FCCX" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 27, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to First Central Financial Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

  1. First Central Financial Corp. ("FCCX") (CIK No. 759441) is an inactive New York corporation located in Lynnbrook, New York with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 5, 1998, FCCX filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to a Chapter 7 proceeding on April 30, 1998, and was still pending as of February 24, 2009. As of February 24, 2009, the common stock of FCCX was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

  2. FCCX has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 1997.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of FCCX's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

        Elizabeth M. Murphy
        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.